  SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at August 19, 2003

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 19, 2003

* Print the name and title of the signing officer under his signature.

Northern Dynasty Minerals Ltd.

1020-800 W Pender St .
Vancouver BC
Canada V6C 2V6
Tel - 604 684-6365
Fax - 604 684-8092
Toll Free 1 800 667-2114
http://www.northerndynasty.com

NORTHERN DYNASTY DRILLING PROVING HIGHER-GRADE
GOLD-COPPER RESOURCES WITHIN GIANT PEBBLE DEPOSIT

August 19, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) is pleased to announce that the Company's initial 2003 core drilling program of 18 holes within and adjacent to the Pebble gold-copper-molybdenum deposit has successfully identified at least four areas (indicated as Areas A,B,C, and D) that host substantial volumes of higher-grade mineralization. In addition, drilling is confirming that the higher-grade mineralization is continuous, that it is open to substantial extension, that new higher-grade areas can be discovered, and that the Pebble deposit has an excellent configuration for very low cost open pit mining. Another phase of core drilling has now commenced at the site and will consist of at least 30,000 feet. The focus of this ongoing drilling is to continue to delineate and expand the higher-grade resources within the huge Pebble deposit. Successful delineation of the higher-grade gold-copper resources will provide the starter mineralization required for rapid recovery of capital costs during the early years of a large scale mining operation. Results from the initial holes drilled are reported below. Drill hole location maps are posted at www.northerndynasty.com.

The Pebble deposit is one of the world's largest undeveloped gold and copper resources, containing 13.1 million ounces of gold and 6.8 billion pounds of copper. In May 2003, Snowden Mining Industry Consultants Inc. estimated an Inferred Mineral Resource for the deposit, based on 80 widely-spaced holes which were drilled from 1988 to 1997 by Teck Cominco American Incorporated. These holes were spaced from 100 to 250 metres apart throughout much of the deposit with the spacing increasing to over 300 metres apart on the margins. They outlined a deposit of 1.0 billion tonnes grading 0.61% copper-equivalent1 (0.40 g/t Au, 0.30% Cu, and 0.015% Mo above a cut-off grade of 0.30% copper-equivalent). Perhaps more importantly, Snowden also established for the first time that the deposit contains significant amounts of higher-grade resources: 271 million tonnes of 0.86% copper-equivalent (0.59 g/t Au, 0.43% Cu and 0.018% Mo above a cut-off grade of 0.70% copper-equivalent). The Pebble deposit and its higher-grade portions are still open to substantial expansion.

Northern Dynasty's initial 2003 core drilling program within and adjacent to the Pebble deposit was designed to test for continuity and extensions of higher-grade mineralization. This program was very successful. It proved strong continuity to higher-grade mineralization and significant open-ended extensions to this mineralization as well as the discovery of an entirely new higher-grade area outside the Snowden resource model. Detailed drill results are as follows:

1) Drill holes numbered 3071, 3084, 3085, 3089, 3092 and 3093 successfully extended higher-grade Area A over 400 metres northeast towards higher-grade Area C.

TARGET - EXTENSION OF HIGHER-GRADE AREA A TO NORTHEAST

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3071		24.1	222.2	198.1	650	0.40	0.59	0.026	0.93
3071	Incl.	24.1	182.3	158.2	519	0.44	0.65	0.026	1.02
3071	Incl.	24.1	115.5	91.4	300	0.53	0.81	0.027	1.23
3084		24.1	293.2	269.1	883	0.46	0.46	0.019	0.81
3084	Incl.	43.0	170.7	127.7	419	0.58	0.60	0.012	1.01
3085		24.1	280.1	256.0	840	0.45	0.47	0.020	0.83
3085	Incl.	42.2	74.0	31.8	104	0.56	0.65	0.019	1.07
3085	Incl.	97.7	139.9	42.2	138	0.95	0.49	0.022	1.17
3089		21.0	353.3	332.2	1090	0.41	0.36	0.019	0.69
3089	Incl.	21.0	39.3	18.3	60	0.58	0.45	0.018	0.88
3089	Incl.	121.6	255.7	134.1	440	0.50	0.43	0.020	0.81
3089	Incl.	151.5	306.8	155.3	509	0.43	0.46	0.023	0.82
3092		16.0	315.8	299.8	984	0.40	0.45	0.018	0.77
3092	Incl.	29.7	207.0	177.2	582	0.48	0.56	0.013	0.91
3092	Incl.	29.7	149.1	119.4	392	0.50	0.60	0.012	0.96
3093		29.6	115.5	86.0	282	0.38	0.38	0.012	0.67
3093	Incl.	54.6	100.3	45.7	150	0.47	0.45	0.013	0.80

2) Drill hole 3087 successfully extended higher-grade Area A over 250 metres to the south.

TARGET - EXTENSION OF HIGHER-GRADE AREA A TO SOUTH

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3087		8.8	301.5	292.7	960	0.45	0.41	0.025	0.79
3087	Incl.	161.1	301.5	140.4	461	0.62	0.62	0.036	1.13
3087	Incl.	164.3	251.0	86.7	285	0.86	0.70	0.048	1.41
3087	Inc.	216.1	251.0	34.9	115	1.12	0.95	0.052	1.84

3) Drill holes numbered 3082 and 3086 successfully confirmed the continuity of mineralization within higher-grade Area A.

TARGET - CONTINUITY OF HIGHER-GRADE AREA A

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3082		32.6	274.0	241.4	792	0.41	0.43	0.039	0.83
3082	Incl.	100.3	270.5	170.3	559	0.45	0.47	0.045	0.91
3082	Incl.	195.3	270.5	75.3	247	0.47	0.56	0.053	1.04
3086		30.2	170.4	140.2	460	0.54	0.41	0.011	0.79
3086	Incl.	30.2	54.3	24.1	79	0.49	0.50	0.015	0.86

    4) Drill hole 3072 successfully extended higher-grade Area B to the west.

TARGET - EXTENSION OF HIGHER-GRADE AREA B

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3072		3.7	188.1	184.4	605	0.47	0.43	0.015	0.78
3072	Incl.	3.7	139.3	135.6	445	0.52	0.47	0.015	0.85
3072	Incl.	3.7	90.5	86.9	285	0.55	0.54	0.018	0.95

5) Drill hole 3076 made an important discovery of a new higher-grade area (Area D) located southeast and outside of the Pebble deposit. Holes 3069 and 3080 were drilled 150 metres to the west of 3076.

TARGET - DISCOVERY OF NEW HIGHER-GRADE AREA D

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3069		29.1	264.3	235.2	772	0.40	0.24	0.010	0.53
3069	Incl.	166.7	185.0	18.3	60	0.99	0.39	0.012	1.06
3076		48.8	355.4	306.6	1006	0.33	0.42	0.024	0.71
3076	Incl.	133.8	355.4	221.6	727	0.34	0.48	0.029	0.79
3076	Incl.	190.8	355.4	164.6	540	0.37	0.51	0.031	0.86
3076	Incl.	234.7	323.1	88.4	290	0.43	0.61	0.038	1.00
3080		23.0	120.1	97.1	319	0.54	0.29	0.010	0.67
3080	Incl.	82.0	120.1	38.1	125	0.70	0.39	0.015	0.88
3080	Incl.	91.1	120.1	29.0	95	0.77	0.41	0.017	0.95

6) Drill holes 3070, 3078, 3079, 3081 and 3083 successfully confirmed the continuity of the Pebble deposit to the northeast.

TARGET - CONTINUITY OF PEBBLE DEPOSIT TO NORTHEAST

Drill Hole Number		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Au g/t	Cu %	Mo %	CuEQ[1] %
3070		18.9	220.7	201.8	662	0.36	0.24	0.003	0.47
3070	Incl.	147.5	220.7	73.2	240	0.48	0.25	0.005	0.57
3070	Incl.	184.1	220.7	36.6	120	0.66	0.24	0.004	0.68
3078		106.4	167.3	61.0	200	0.50	0.44	0.011	0.80
3079		56.4	179.5	123.1	404	0.40	0.33	0.009	0.61
3079	Incl.	63.7	106.4	42.7	140	0.51	0.34	0.010	0.70
3081		33.5	149.4	115.8	380	0.42	0.27	0.004	0.55
3081	Incl.	118.3	149.4	31.1	102	0.51	0.37	0.005	0.71
3083		8.8	34.8	25.9	85	0.43	0.43	0.010	0.74

Note 1
Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. Copper equivalent estimates have not been adjusted for metallurgical recoveries of gold and copper. Molybdenum recovery is assumed to be 60%. Adjustment factors to account for differences in relative metallurgical recoveries for gold, copper, and molybdenum will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu(%) + (Au (g/t) x 11.25/17.64) + (Mo(%) x 59.52/17.64)

Pebble deposit mineralization is very continuous with no internal waste and is persistent over a broad area measuring at least 1.7 kilometres E-W by 1.7 kilometres N-S. Mineralization begins right at the bedrock surface which is covered only by a thin veneer of gravels ranging from 5 to 25 metres thick, demonstrating the deposit will have an unusually low stripping ratio. The deposit remains unconstrained, allowing for expansion in most directions and to the northeast under Tertiary cover. Its total depth extent is unknown. Many of Teck Cominco's 80 widely spaced holes, which ranged in depth from 64 metres to 445 metres (average 163 metres), bottomed in mineralization - 50% bottomed in 0.60% copper equivalent or better and 96% bottomed in 0.30% copper equivalent or better. The size of the Pebble deposit is expected to increase even further with delineation drilling to depth and along strike. As an indication, Northern Dynasty's new exploration drill hole 3074, located 650 metres northeast of the Pebble deposit, intersected 61 metres of 0.57% copper equivalent. This intersection is thought to represent the edge of a dramatic extension to the Pebble deposit or the edge of a new porphyry deposit of unknown size.

The Pebble deposit comprises only 5% of a giant, 89 square-kilometre sulphide system that is covered by the property. Recently, the United States Geological Survey listed the Pebble mineralized system as the most extensive in the world. Large scale porphyry systems such as these commonly host multiple deposits. Since commencing exploration work last year at Pebble, Northern Dynasty has made several new deposit discoveries and established many other targets for developing substantial gold, copper and molybdenum resources within this giant mineralized system. In addition to the 18 holes drilled in the Pebble deposit area, Northern Dynasty also completed 7 wildcat exploration holes within the surrounding mineralized system. Exploration hole 3075, drilled 3 kilometres southwest of the Pebble deposit, intersected 43 metres grading 0.52 g/t Au and hole 3077 in the same region intersected 6 metres grading 1.01 g/t Au. An exploration hole (3091) was also drilled as a southwest step-out to the new Thirty-Eight gold-copper-molybdenum porphyry discovery. It intersected 82 metres of 0.41% copper equivalent. Wildcat exploration holes numbered 3088 and 3090 were drilled 300 metres northeast of the new Thirty-Seven gold-copper skarn discovery. Hole 3088 intersected 5 metres grading 0.61 g/t Au and 0.37% Cu while hole 3090 intersected 0.8 metres grading 16.5 g/t Au. These wildcat exploration holes show that the terrain surrounding the Pebble deposit is highly mineralized and that substantial additional drilling is warranted to fully assess these additional discoveries. However, the successful Pebble deposit drill results make it obvious that Northern Dynasty's first objective will be the delineation of the Pebble deposit and its higher-grade portions.

Mark Rebagliati, P.Eng, is the Qualified Person for the Pebble Project and is supervising the quality control and quality assurance program. Logging and sampling is completed in Northern Dynasty's secure facility at Iliamna, Alaska. The NQ-size core is mechanically split and samples are transported to the SGS Mineral Services laboratory in Fairbanks for sample preparation. Sample pulps are shipped by airfreight to SGS Canada Inc., Toronto, Canada (an ISO 9002 certified laboratory) for analyses. Gold is determined by Fire Assay (FA) fusion with an Atomic Absorption Spectroscopy (AAS) finish. If results are greater than 2,000 ppb gold, the sample is re-analyzed by one-assay-ton FA fusion with a gravimetric finish. Copper assays are conducted with sodium peroxide fusion and an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. All samples are analyzed for Cu and Mo, and 31 additional elements by aqua regia digestion ICP-ES. NDM includes standards and duplicates in addition to the laboratory's internal quality control work.

Northern Dynasty is focused on developing an entire world-class mineral district at its Pebble gold-copper-molybdenum project, located in southwestern Alaska. Porphyry deposits worldwide are known for their large size and suitability to bulk-mining methods. They are the world's most important source of copper and molybdenum, while at the same time, many rank among the largest gold producers. The Pebble project is easily accessible and has excellent infrastructure for development. It is only 132 kilometres from tidewater along a proposed road route to a year round deep-sea port on Cook Inlet. The town of Iliamna, 25 kilometres from the project, is served by 3 to 4 daily scheduled flights from Anchorage; paving of two 5000-foot runways at the Iliamna airport will be completed by September. The Pebble district is located in a region of low rolling hills, with an average elevation of only 300 metres above sea level, and enjoys a more favourable winter climate than much of the north-central United States.

Northern Dynasty holds options to purchase a 100% interest (subject to no underlying royalty or back-in rights) in the "Resource Lands" which host the Pebble deposit. It can also earn a minimum 50% interest in the extensive surrounding "Exploration Lands". Northern Dynasty is a Hunter Dickinson Inc. managed company with 28.7 million shares outstanding. Hunter Dickinson Inc. companies have a strong record of success in exploring and developing large gold-copper porphyry projects, several of which have yielded exceptional returns for their shareholders.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit Northern Dynasty's website at www.northerndynasty.com or contact Investor Services at 604-684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.